Exhibit 99.1

CollPlant Issues Letter to Shareholders

REHOVOT, Israel, January 24, 2023 /PRNewswire/ - CollPlant (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, is pleased to issue the following letter from its Chief Executive Officer, Yehiel Tal, to its shareholders

Dear shareholders,

As we look toward a promising and exciting year ahead, I am proud to reflect on CollPlant’s achievements throughout 2022. We leveraged our pioneering collagen-based platform and dynamic workforce to strengthen existing business collaborations, as well as form new ones. We continued to develop products with safety and performance advantages that will lead to further innovation in the fields of regenerative and aesthetic medicine. We are excited with our progress while remaining extremely focused on advancing our goal to become a global leader in regenerative medicine.

I am proud to share with you a few important highlights from this past year.

Strategy

We draw upon the collective strength of our company, which includes our technology, intellectual property, human capital and global partners – to drive innovation and create value. Our business model includes:

1.	Co-development and collaboration agreements with tier-1 industry partners which include milestone payments and future sales royalties from our partners as well as sales of rhCollagen.

2.	Internal development of regenerative scaffolds and tissues, including a photocurable dermal filler, 3D bioprinted breast implant, and a bioprinted gut-on-a-chip model, which address multibillion-dollar market opportunities.

3.	Sales and/or in-licensing of our highly precise rhCollagen, and rhCollagen-based BioInk formulations that constitute the ideal building blocks for regenerative medicine applications such as cell culture, drug discovery, personalized medicine and tissue and organ manufacturing.

We will continue to strengthen our intellectual property by expanding our portfolio of global patents so that we can maintain a high barrier-to-entry to potential competitors.

Collaborations

We made significant progress during 2022 with our development partners to advance and diversify our product portfolio, which targets large commercial opportunities in both existing and new markets, including medical aesthetics and personalized medicine.

Our long-term collaboration with AbbVie to develop a paradigm-shifting regenerative dermal and soft tissue filler, continues to move forward according to plan. Per the agreement, CollPlant has the potential to receive an additional milestones and option products payments, and will receive royalties on product sales. AbbVie continues to advance the filler program and CollPlant expects that the first of these milestones could be achieved in 2023.  In addition, CollPlant continues to develop the option products such as the photocurable dermal filler.

We also made the decision to strategically expand into personalized medicine, and we signed a collaboration agreement in November with Tel Aviv University and Sheba Medical Center to co-develop a bioprinted human intestine model for drug discovery and personalized treatment of ulcerative colitis. The 3D bioprinted model is designed to emulate the human intestine tissue in order to allow medical professionals to identify drug targets and personalized therapeutic responses that can lead to improved patient outcomes. CollPlant will have the rights to commercialize the product once ready to market.

We are currently engaged in partnering discussions with several industry leaders and academic institutions seeking to leverage our rhCollagen technology and expertise in 3D bioprinting to develop therapeutics and medical applications.

Products and processes

I am very pleased with the company’s execution and significant advances across our diverse and expanding product portfolio. We are targeting large commercial opportunities where we believe our rhCollagen has the ability to deliver clear and distinct advantages, including better bio-functionality, greater homogeneity and improved safety.

We successfully completed a 12-month preclinical study with our photocurable dermal and soft tissue fillers, demonstrating superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard. CollPlant granted AbbVie the right of first negotiation to obtain a worldwide exclusive license for this product.

Additionally, we successfully completed a large animal study for our 3D bioprinted regenerative breast implant program, with full achievement of study objectives, demonstrating tissue regeneration which included the formation of maturing connective tissue and neovascular networks, as the implant gradually biodegrades. We are planning to initiate a follow-up large animal study using commercial-size implants in 2023, which we believe will support subsequent human studies and future product commercialization. The promising results we have seen to date take us another step forward in the development of a revolutionary alternative to silicone implants for aesthetic and reconstructive procedures.

We expanded our commercial portfolio of rh-Collagen-based bioinks with two new products, including Collink.3D™ 90, which offers increased mechanical properties and CollinkTM 50L, our first bioink available in powder form to provide enhanced operational flexibility. Our bioink platform, which was established in 2021 with the launch of Collink.3DTM 50, allows our biopharma and academia customers to streamline their process of new product development by utilizing an animal-free alternative that delivers improved bio-functionality, safety and reproducibility.

Our existing production capacity is anticipated to support expected demand for rhCollagen over the next four years and we are continuously expanding our production capacity to accommodate commercial demand.

We have also developed and are implementing an aseptic process to mass produce sterile rhCollagen. The sterile collagen will serve as an ideal substrate for stem cells, induced pluripotent stem cells and all kinds of primary human cells. It will also address production processes where collagen as major constituent should be sterile.

Finally, we continued to strengthen our position as thought leaders in the area of 3D bioprinting by delivering presentations and managing exhibition booths at leading industry conferences, including Tissue Engineering and Regenerative Medicine International Society (TERMIS) and International Conference on Biofabrication (ISBF).

Corporate responsibility

Consistent with our mission of helping people live longer, healthier lives through regenerative medicine, we are committed to supporting a more sustainable ecosystem that benefits all stakeholders, including patients, our employees, and our shareholders.

To this end, our we are bolstering our environment, social, and governance (ESG) commitments with the aim of furthering promoting responsibility to the environment, diversity and equality, investing in the communities in which we live and work, undertaking corporate social responsibility reporting and integrating ESG goals into our daily work.

During 2022, we initiated an ESG action plan to formalize metrics, goals and workplans to bridge the gaps between the current status and the desired future objectives, while remaining committed to creating a financially sound and profitable company.

This year, Dr. Elana Gazal joined CollPlant as a Vice President of Research and Development, increasing our female representation on the management team to a company record high of 57%. Overall, during 2022 we hired 21 new employees, of which more than half were women.

Societies and organizations

We continued to actively support societies and organizations at the forefront of creating industry standards to advance biofabrication technologies through increased participation and by pursuing leadership roles. We are concluding our 5th year as a member of ReMDO (Regenerative Medicine Development Organization), an advanced biomanufacturing initiative in which we contribute to the development of a universal BioInk with tunable properties for 3D bioprinting of tissues and organs.

I had the honor of moderating a virtual event of the International Society for Biofabrication (ISBF), where I also serve as board member, to discuss the future outlook of biofabrication of microphysiological systems used for drug discovery and screening. ISBF is a scientific and professional society which promotes advances in biofabrication research, development, education, training, and medical and clinical applications.

We concluded our third year partnering with the Advanced Regenerative Manufacturing Institute (ARMI), a consortium of over 150 partner organizations from industry, academia, and the U.S. federal government. In addition, CollPlant is an active member of two of the industry’s most respected and globally recognized technical standard development organizations – ASTM international, the American Society for Testing and Materials, and ASME, the American Society of Mechanical Engineers.

We remain committed to supporting these organizations with our leadership and expertise as we believe the development of industry standards for biofabrication will eventually form the basis for the FDA’s draft guidance for biofabrication related technologies, including printers and bioInks.

Summary

Tissue and organ shortage is a major medical challenge arising from a combination of donor scarcity and patient rejection. The evolving landscape of 3D bioprinting technology will enable CollPlant to address this challenge by utilizing our rhCollagen to help to create an unlimited supply of tissues and organs. Additionally, we believe helping to develop tissue models that can mimic a variety of human disease conditions will be a driver for our strategic expansion into personalized medicine.

Our advances in 3D bioprinting of tissues and organs coupled with the many advantages of our high performance, non-animal Collagen will enable CollPlant to be a market leader in regenerative and aesthetic medicine.

In 2023, we plan to further advance and expand our diverse portfolio of innovative products and value-creating partnerships, alongside our commitment to support a more sustainable and equitable world.

Finally, I would like to thank our employees for the tremendous progress we made toward this goal in 2022 and for their unwavering commitment to improving patients’ lives around the world.

I would also like to thank my fellow shareholders for their continued trust and support of CollPlant’s mission to become a global leader in regenerative and aesthetic medicine.

Respectfully submitted,
Yehiel Tal
Chief Executive Officer,
CollPlant Biotechnologies

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@CollPlant.com

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